(212) 756-2131                                             george.silfen@srz.com





                                  June 17, 2010


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


         Re: ROBECO-SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.
             (FILE NO.811-22225)

          Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2010-2011 year:

          1. A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

          2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

          3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

          4. A copy of a Joint Insured Agreement, by and between the Fund and the other joint insured, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).


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Securities and Exchange Commission
June 17, 2010
Page 2


          5. The premium for the Bond has been paid through April 30, 2011.

          If you have any questions, please do not hesitate to contact me.

                                       Sincerely,

                                       /s/ George M. Silfen
                                       ---------------------------------
                                       George M. Silfen







cc:  Timothy Stewart